11/28/14

14041969

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED NOV 25 2014 REGISTRATIONS BRANCH

SEC FILE NUMBER
8- 50186

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2013 (MM/DD/YY) AND ENDING September 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffin Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Steven J. Alperin~~ ~~973-808-8801~~ (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Ave, Suite 200 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

12/1/14

AFFIRMATION

I, Adrian Z. Stecyk, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Griffin Securities, Inc., as of September 30, 2014 are true and correct. I further affirm that neither the corporation nor any officer has any proprietary interest in any account classified solely as that of a customer.

Adrian Stecyk 11/20/14

Signature Date

CEO

Title

Subscribed and Sworn to before me
on this 20 day of Nov. 2014.

Notary Public

ILAN B YARDEN
Notary Public - State of New York
No. 01YA6282085
Qualified In Queens County
My Commission Expires May 20, 2017

GRIFFIN SECURITIES, INC.

(S.E.C. NO. 8 - 50186)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2014

AND

INDEPENDENT AUDITOR'S REPORT

AND

SUPPLEMENTAL EXEMPTION REPORT

****

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

GRIFFIN SECURITIES, INC.

SEPTEMBER 30, 2014

TABLE OF CONTENTS

875 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Griffin Securities, Inc.
New York, NY

We have audited the accompanying statement of financial condition of Griffin Securities, Inc. as of September 30, 2014, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Griffin Securities, Inc. at September 30, 2014 in conformity with principles generally accepted in the United States.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
November 20, 2014

GRIFFIN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2014

ASSETS

Current Assets:		
Cash and cash equivalents	$	719,052
Accounts receivable		35,000
Receivables from clearing brokers		119,391
Marketable securities at market value		395,675
Restricted securities		12,000
Advances to employees		22,500
Other current assets		38,897
Total current assets		1,342,515
Property and Equipment:		
Office equipment		127,408
Less: accumulated depreciation		(124,043)
		3,365
Other Assets:		
Rental deposit		43,645
Total Assets	$	1,389,525

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accrued expenses and other liabilities	$	330,394
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, 200 shares authorized, 33 shares issued and outstanding, no par value		-
Additional paid in capital		905,392
Retained deficit		(264,143)
Accumulated other comprehensive income		417,882
Total equity		1,059,131
Total Liabilities and Stockholders' Equity	$	1,389,525

See notes to the statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Griffin Securities, Inc., (the "Company"), is a securities broker-dealer servicing primarily institutional clients.

Revenue Recognition

The Company generates its revenues principally by providing investment banking and corporate finance services to domestic and international companies. Securities transactions and related expenses are recorded on a trade date basis. All securities transactions are cleared through ConvergEx on a fully disclosed basis.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds.

Marketable Securities

Marketable securities are valued at market value with the resulting difference between cost and market included in income. Unrealized gains and losses are excluded from earnings and reported in other comprehensive income.

Concentration of Credit Risk

The Company maintains cash accounts with Citibank, N.A. Deposits held in noninterest-bearing transaction accounts are aggregated with any interest-bearing deposits the owner may hold in the same ownership category, and the combined total is insured up to at least $250,000. As of September 30, 2014 the total of uninsured cash balances is $556,024.

Accounts Receivable

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for trade accounts receivable. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 5 years.

Fair Value of Financial Instruments

The Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement and Disclosure, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In accordance with ASC Topic 820-10-35, the Company groups investments at fair value into three levels based on the markets in which the investments are traded and the reliability of the assumptions used to determine fair value. These levels are:

Basis of Fair Value Measurement

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 – Prices or valuation that require inputs that are significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

At September 30, 2014, the Company has classified all of its securities owned at fair market value and at Level 1 for ASC Topic 820-10-35 purposes.

Retirement Plan

The Company maintains a 401(k) retirement plan covering substantially all employees. The Company matches 100% of the first 4% of the active participant's compensation contributed to the plan.

2. OTHER CURRENT ASSETS

Other current assets consisted of the prepaid FINRA and prepaid insurance at September 30, 2014.

3. RELATED PARTY TRANSACTIONS

The Company subleases office space from its shareholder. The Company has assumed all the obligations of the shareholder under the lease.

4. COMMITMENTS AND CONTINGENCIES

The Company has entered into an agreement with ConvergEx to clear its securities transactions and to provide custodial and other services for which it pays a fee on a per transaction basis and interest on amounts borrowed. In connection with its clearing agreement, the Company must maintain a minimum deposit of $100,000.

The Company subleases office space from its shareholder under an operating lease that expires in 2020.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2014 the Company had net capital of $844,373, which was $744,373 in excess of its required net capital of $100,000. The Company's net capital ratio was .39 to 1

6. SUBSEQUENT EVENTS

Subsequent events were evaluated through November 20, 2014 which is the date the financial statements were available to be issued.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

Griffin Securities, Inc.
17 State Street
New York, NY 10004

We have reviewed management's statements, included in the accompanying exemption report, in which Griffin Securities, Inc. identified the following provisions of 17 C.F.R §15c3-3(k) under which Griffin Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(2)(ii) and Griffin Securities, Inc. stated that Griffin Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Griffin Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Griffin Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
November 20, 2014